FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material Fact dated January 22, 2013

MATERIAL FACT

Banco Santander, S.A. hereby announces, with respect to the “26th issuance of Banco Santander S.A. cédulas hipotecarias (covered mortgage bonds)” (ISIN code ES0413900277) for an amount of two thousand million euros, that following the redemption of ten thousand covered mortgage bonds for a total nominal value of one thousand million euros carried out with value date 9th March 2012, it intends to redeem and cancel the remaining ten thousand covered mortgage bonds for a total nominal value of one thousand million euros on 25th January 2013, the issuance thus being totally redeemed and cancelled as of that date.

Likewise, with respect to the “29th issuance of Banco Santander, S.A. cédulas hipotecarias (covered mortgage bonds)” (ISIN code ES0413900319) for an amount of one thousand million euros, Banco Santander, S.A. hereby announces its intention to redeem and cancel all of the ten thousand covered mortgage bonds for a total nominal value of one thousand million euros on 25th January 2013, the issuance thus being totally redeemed and cancelled as of that date.

All the covered mortgage bonds to be redeemed are owned by the issuer.

Boadilla del Monte (Madrid), 22nd January 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 22, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President